[redacted]

SE 10028996 MISSION

3/4

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 39511 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Edwards, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6041 S. Syracuse Way, Suite 305
(No. and Street)

Greenwood Village (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Dihle (303) 740-8448
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Gordon Dihle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Edwards, Inc, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gordon D Dihle

Signature

President

Title

Notary Public

My Commission Expires 10/12/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*A statement of financial condition has been filed for public use, please give this report confidential treatment.*

**SPENCER EDWARDS, INC.**

**STATEMENT OF FIANCIALCONDITION**

**DECEMBER 31, 2009**



The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

**SPENCER EDWARDS, INC.**

# TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Spencer Edwards, Inc.

We have audited the accompanying statement of financial condition of Spencer Edwards, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Spencer Edwards, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2010

## SPENCER EDWARDS, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2009

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 8,373 |
| Due from clearing broker | | 102,194 |
| Securities owned, at fair value (Note 5) | | 27,237 |
| Deposit with clearing broker | | 50,000 |
| Commissions receivable | | 80,896 |
| Furniture and equipment, net of accumulated depreciation of $158,670 | | 2,298 |
| Other assets | | 102,397 |
| ***Total assets*** | **$** | **373,395** |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accrued commissions, salaries and payroll taxes | $ | 63,939 |
| Due to clearing broker | | 30,783 |
| Accounts payable and accrued expenses | | 18,625 |
| ***Total liabilities*** | | 113,347 |
| **COMMITMENTS AND CONTINGENCIES** (Notes 4 and 6) | | |
| **SHAREHOLDER'S EQUITY** (Note 2) | | |
| Common stock, $0.01 par value; 100,000 shares authorized; 10,000 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 454,349 |
| Deficit | | (194,401) |
| ***Total shareholder's equity*** | | 260,048 |
| ***Total liabilities and shareholder's equity*** | **$** | **373,395** |

The accompanying notes are an integral part of this statement.

# NOTES TO STATEMENT OF FINANCIAL CONDITION

## *NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

### *Organization and Business*

Spencer Edwards, Inc. is a Colorado corporation and a wholly owned subsidiary of Primarc Holding Corp ("Primarc"). The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in the general retail securities business and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis earning commissions, and also for its own account in its proprietary trading activities. It is also engaged in the investment banking business in which it may engage in underwriting and other corporate financing activities earning commissions and fees.

### *Clearing Agreements*

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreement with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

### *Cash and Cash Equivalents*

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

### *Long Lived Assets*

The cost of long lived assets, generally furniture and equipment, are capitalized and charged to operations over their estimated useful lives. The Company provides for depreciation on these assets on the straight-line basis over the estimated lives of five to seven years. Substantial leasehold improvements are capitalized and amortized over the term of the related lease.

### *Revenue Recognition*

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, are deferred and recognized when its services are completed.

*NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

***Investment Banking***

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

***Income Taxes***

The Company files a consolidated tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Effective January 1, 2009, the Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 740-10, *Accounting for Uncertainty in Income Taxes,* which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's adoption of FASB ASC Topic 740-10 did not have a material effect on its consolidated financial position, results of operations or liquidity.

***Fair Value of Financial Instruments***

The Company's financial instruments, including cash, deposits with and due from clearing broker, receivables, other assets, accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of the instruments. Securities owned and securities sold, not yet purchased are valued at fair value using quoted market prices.

***Securities Inventory***

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and

*NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

*Securities Inventory (continued)*

minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

## *NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)*

***Securities Inventory (concluded)***

The Company values its securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value is reflected in the Company's statement of operations.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2009, the Company had net capital and net capital requirements of $148,224 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.77 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

## *NOTE 3 - INCOME TAXES*

The Company has a net operating loss carryforward in the current year of approximately $185,000 available to offset future taxable income which expires in 2029. The net operating loss may produce future income tax benefits of approximately $69,000, but realization of this benefit is uncertain at the preset time and accordingly a valuation allowance has been established for the entire amount.

Deferred income tax liabilities or assets arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has immaterial temporary differences.

## *NOTE 3 - INCOME TAXES (concluded)*

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2009 are:

| | |
|---|---|
| Deferred tax liabilities: | $ - |
| | |
| Deferred tax asset: | |
| Net operating loss carryforward | $ 69,000 |
| Valuation allowance | (69,000) |
| | $ - |

The valuation allowance increased $1,500 for the year ended December 31, 2009.

## *NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS*

The Company leases its office space and facilities from its parent on a month-to-month basis. Total rental expense of $110,065 was charged to operations during the year ended December 31, 2009.

## *NOTE 5 - FAIR VALUE MEASURMENTS*

The following table presents information about the Company's assets measured at fair value as of December 31, 2009:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2009 |
|---|---|---|---|---|
| **Assets** | | | | |
| **Securities owned** | | | | |
| Common stock, at fair value | $ 27,237 | $ - | $ - | $ 27,237 |

## *NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONTINGENCIES*

In the normal course of business, the Company's client activities through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities declines subsequent to December 31, 2009. In addition, the Company may sell securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2009 market value of the securities. The Company may incur a loss, unlimited in amount, if the market value of the securities increases subsequent to December 31, 2009.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

## *NOTE 7 - SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through February 22, 2010 which is the date of the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.